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                             June 29, 2020

       Ryan Bettencourt
       Chief Executive Officer
       Legion Works, Inc.
       4275 Executive Square, Suite 200
       La Jolla, CA 92037

                                                        Re: Legion Works, Inc.
                                                            Amendment No. 4 to
Offering Statement on Form 1-A
                                                            Filed June 18, 2020
                                                            File No. 024-11169

       Dear Mr. Bettencourt:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2020 letter.

       Amendment No. 4 to Form 1-A

       Dilution, page 31

   1. Please tell us how you calculated the Price Per Share to Shareholders under this Offering.
                                                        Based upon a unit price
of $2.50 and warrant exercise price of $3.25, it appears that the average share price to
new investors will be $2.75. In addition, it is unclear how you calculated the
Percentage Dilution as the amounts disclosed appear to be significantly less than actual dilution
experienced. Please review and revise your dilution disclosure as appropriate in an
amended filing.
 Ryan Bettencourt
Legion Works, Inc.
June 29, 2020
Page 2

       You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,
FirstName LastNameRyan Bettencourt
                                                         Division of
Corporation Finance
Comapany NameLegion Works, Inc.
                                                         Office of Real Estate
& Construction
June 29, 2020 Page 2
cc:       Jillian Sidoti
FirstName LastName